Exhibit 12.1

LAZARD GROUP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group and its subsidiaries on a consolidated basis.

	Three Month Period Ended March 31, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
	(dollars in thousands)
Operating income from continuing operations	$17,797	$436,064	$333,676	$345,676	$367,824	$438,736
Add—Fixed charges	44,005	154,790	119,698	94,659	55,327	47,664

Operating income from continuing operations before fixed charges	$61,802	$590,854	$453,374	$440,335	$423,151	$486,400

Fixed Charges:
Interest (c)	$38,696	$136,529	$104,348	$78,375	$39,551	$34,967
Other (d)	5,309	18,261	15,350	16,284	15,776	12,697

Total fixed charges	$44,005	$154,790	$119,698	$94,659	$55,327	$47,664

Ratio of earnings to fixed charges (e)	1.40	3.82	3.79	4.65	7.65	10.20

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the three month period ended March 31, 2008 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of Lazard Ltd’s equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges,

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(d)	Other fixed charges consists of the interest factor in rentals.

(e)	The results of operations for periods until Lazard Ltd’s equity public offering and the financing transactions on May 10, 2005 are not comparable to results of operations for subsequent periods as described below:

•

payment for services rendered by Lazard Group’s managing directors, which, as a result of Lazard Group operating as a limited liability company, historically had been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, Lazard Group’s operating income historically had not reflected payments for services rendered by its managing directors. For periods subsequent to the consummation of the equity public offering, the consolidated financial statements of Lazard Group include all payments for services rendered by its managing directors in compensation and benefits expense;

•	the use of proceeds from the financing transactions; and

•	the net incremental expense related to the financing transactions.